UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85898 / May 21, 2019

Admin. Proc. File No. 3-18107

In the Matter of

E-WASTE SYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by E-Waste Systems, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to E-Waste Systems, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of E-Waste Systems, Inc., is revoked. The revocation is effective as of May 22, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *E-Waste Sys., Inc.,* Initial Decision Release No. 1352 (Feb. 14, 2019), 2019 WL 626081. The Central Index Key number for E-Waste Systems, Inc., is: 1488309.

Initial Decision Release No. 1352
Administrative Proceeding
File No. 3-18107

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **E-Waste Systems, Inc.**	**Initial Decision** February 14, 2019

Appearances: Sonia G. Torrico and Virginia M. Rosado Desilets for the Division of Enforcement, Securities and Exchange Commission

Martin Nielson for Respondent

Before: Brenda P. Murray, Chief Administrative Law Judge

Background

On August 10, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) against Respondent under Section 12(j) of the Securities Exchange Act of 1934. The allegations are that Respondent has common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act and is delinquent in its required periodic filings since its most recent filing was a Form 10-Q for the quarter ended September 30, 2014. OIP at 1.

A different administrative law judge was originally assigned to this case, and in that phase of the proceeding, Martin Nielson, CEO of E-Waste Systems, Inc., filed an answer acknowledging that E-Waste is delinquent in its filing obligations and estimating that it would take up to eighteen weeks to raise funds and prepare the missing reports. Answer at 1-2 (filed Sept. 22, 2017). The Division of Enforcement filed a motion for summary disposition on October 10, 2017, to which Respondent never filed an opposition. On that record, the previous administrative law judge issued an initial decision against Respondent. *E-Waste Sys., Inc.*, Initial Decision Release No. 1229, 2017 SEC LEXIS 3661 (ALJ Nov. 21, 2017).

However, the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018). *See Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondent with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2, *4 (ALJ Sept. 12, 2018). In accordance with the Commission's order of August 22, 2018, I directed the parties to propose how further proceedings should be conducted. *E-Waste Sys., Inc.*, Admin. Proc. Rulings Release No. 6049, 2018 SEC LEXIS 2542, at *1-2 (ALJ Sept. 20, 2018). Respondent did not submit a proposal. On October 10, 2018, the Division of Enforcement submitted a proposal in which it represented that it was unable to contact Respondent.

I found that Respondent was previously served with the OIP and that it answered. *E-Waste Sys., Inc.*, Admin. Proc. Rulings Release No. 6401, 2018 SEC LEXIS 3511, at *1 (ALJ Dec. 13, 2018). Because Respondent had previously participated in the proceeding, my office reached out to the Division as well as Respondent's CEO, Martin Nielson, by email on November 27, 2018, asking them to propose dates and times for a prehearing conference. Mr. Nielson promptly replied to the email and stated that he would propose a time after speaking with his attorney. But Mr. Nielson never corresponded further with my office or with the Division. Therefore, I issued an order to show cause stating that if Respondent did not respond, I would proceed based on the existing record due to its failure to file a proposal or participate in this proceeding after remand. *Id.* at *2-3. Respondent did not respond to the order to show cause.

Accordingly, this decision is based on the existing record consisting of Respondent's answer, the Division's motion for summary disposition, and the Division's reply.[1] I also take official notice of Respondent's filings with the Commission on its EDGAR database. 17 C.F.R. § 201.323 (official notice may be taken of "any matter in the public official records of the Commission"). I have deemed as true those allegations in the OIP that Respondent did not deny. *See* 17 C.F.R. § 201.220(c) ("Any allegation not denied shall be deemed admitted.").

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[1] The Division's motion for summary disposition includes a declaration of Sonia G. Torrico, Esq., and Exhibits A through M. As requested by the Division in a motion dated October 11, 2017, I have used the revised version of the declaration and exhibits filed on October 11, 2017, which omits the accidentally filed nonpublic Exhibit A and removes the paragraph of the Torrico declaration referencing Exhibit A.

I have proceeded under the Commission's instruction to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Factual Findings

E-Waste, Central Index Key No. 1488309, is a revoked Nevada corporation located in Las Vegas, Nevada. Div. Ex. D at 1. As E-Waste concedes, it has not filed a periodic report since it filed a Form 10-Q for the period ended September 30, 2014. Answer at 1; *see* Div. Exs. K, L; Div. Ex. M at 462. E-Waste, stock symbol EWSI, is listed on OTC Link as a "grey market" stock due to a lack of current information following the ten-business-day trading suspension issued by the Commission on the same day as the OIP. Div. Ex. B; OTC Mkts. Grp., EWSI: E-Waste Systems, Inc., OTCMarkets, https://www.otcmarkets.com/stock/EWSI/overview (last accessed Feb. 13, 2019).[2]

In its final periodic report, E-Waste stated that it incurred net losses of $9,535,593 and $4,707,375 during the nine months ended September 30, 2014, and 2013, respectively, and that it does not have enough cash to handle debt repayments or operating expenses. E-Waste Systems, Inc., Quarterly Report at F-4 (Form 10-Q) (Nov. 14, 2014). It stated that "to continue as a going concern," it would need additional capital. *Id.* It planned to "seek equity and/or debt financing," but noted that "management cannot provide any assurances that the Company will be successful in accomplishing any of its plans." *Id.*

In December 2016, the Commission's Division of Corporation Finance sent E-Waste a delinquency letter concerning its failure to meet its reporting obligations. *See* Torrico Decl. ¶ 10; Div. Ex. H. Because it failed to maintain a current address on file with the Commission, E-Waste did not receive this letter. *See* Answer at 1; Torrico Decl. ¶ 11; Div. Ex. I.

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[2] I take official notice of E-Waste's listing on OTC Link. *See* 17 C.F.R. § 201.323 (allowing official notice to "be taken of any material fact which might be judicially noticed by a district court"); *Ganino v. Citizens Utilities Co.*, 228 F.3d 154, 166 n.8 (2d Cir. 2000) ("the district court may take judicial notice of well-publicized stock prices"); *CMG Worldwide, Inc. v. Glaser*, No. 1:14-cv-928, 2015 WL 133742, at *1 (S.D. Ind. Jan. 9, 2015) (taking judicial notice of stock quotes and company profile downloaded from the OTC Markets website).

Positions of the Parties

The Division maintains that the registration of E-Waste should be revoked because it has failed to file periodic reports for several years, and the public interest weighs heavily in favor of revocation.

In its answer, Respondent admits that it is delinquent in filing its periodic reports, but requests additional time to raise capital, hire auditors, and become compliant with its reporting obligations.

Conclusions of Law

Under Rule 250(b), an administrative law judge may grant a motion for summary disposition in a 30-day proceeding if "there is no genuine issue with regard to any material fact and . . . the movant is entitled to summary disposition as a matter of law." 17 C.F.R. § 201.250(b). Generally, "summary disposition is appropriate" in 12(j) proceedings "where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *35 (June 29, 2012). E-Waste concedes "that it is delinquent in [its] filing obligations." Answer at 1. No material facts are otherwise in dispute.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

Respondent's violations are recurrent. It has not filed periodic reports since November 2014—more than four years ago. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

Respondent is culpable because it knew of its obligation to file periodic reports. Answer at 1. In any event, scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

In its answer, filed in September 2017, Respondent claimed that it needed less than six months to become current. Answer at 1-2. But, well over a year later, there is no indication that it has made any progress. Respondent admits it will need more than $100,000 to complete audits and file reports, but provides no indication of where such a sum would come from, other than trading on the open market. *Id.* Respondent has failed to file another year's worth of reports since filing its answer, presumably increasing the cost of becoming current. Respondent further admits that "[t]here can be no assurance that the funding sources will become available." *Id.* at 2. E-Waste also gives no assurance that it will be able to remain current, even if it managed to file all past due reports.

E-Waste claims that it would be in the best interest of its investors for it to continue to trade in the public markets so it can raise capital, file its reports, and carry out its business plan. *Id.* at 2. However, as the Commission and federal courts have long held, reporting is the cornerstone of the securities laws, and shareholders are best served by having up-to-date information about a company. *See Beisinger*, 552 F.2d at 18; *Eagletech*, 2006 SEC LEXIS 1534, at *11-12. Shareholders have not had current financial information about E-Waste for over four years. And Respondent has made no attempt to participate in this iteration of the proceeding to provide any further update on the status of its business or its efforts to remedy its reporting violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondent's registered securities.

Order

The Division of Enforcement's motion for summary disposition is GRANTED.

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of E-Waste Systems, Inc., is REVOKED.[3]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If

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[3] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

any of these events occur, the initial decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge